UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1.1 is a copy of the Amended and Restated At-The-Market Sales Agreement, dated April 8, 2022, by and between Star Bulk Carriers Corp. (the "Company") and Deutsche Bank Securities Inc. in respect of the related at-the-market (ATM) equity offering (the "Deutsche Bank ATM Offering").

Attached as Exhibit 1.2 is a copy of the Amended and Restated At-The-Market Sales Agreement, dated April 8, 2022, by and between the Company and Jefferies LLC in respect of the related at-the-market (ATM) equity offering (the "Jefferies ATM Offering").

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP, relating to the common shares, par value $0.01 per share (the "Common Shares"), in respect of the Deutsche Bank ATM Offering.

Attached to this Report as Exhibit 5.2 is the opinion of Seward & Kissel LLP, relating to the Common Shares in respect of the Jefferies ATM Offering.

Attached as Exhibit 99.1 is a copy of the press release of Star Bulk Carriers Corp. dated April 11, 2022 titled "Star Bulk Carriers Corp. Announces Replacement of Expiring Registration Statement."

The information contained in this Current Report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name

1.1	Amended and Restated At-The-Market Sales Agreement with Deutsche Bank Securities Inc.
1.2	Amended and Restated At-The-Market Sales Agreement with Jefferies LLC.
5.1	Opinion of Seward & Kissel LLP relating to the Common Shares in respect of the Deutsche Bank ATM Offering.
5.2	Opinion of Seward & Kissel LLP relating to the Common Shares in respect of the Jefferies ATM Offering.
99.1	Press Release of Star Bulk Carriers Corp. dated April 11, 2022 titled "Star Bulk Carriers Corp. Announces Replacement of Expiring Registration Statement."